UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of January, 2004

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

      Yes |_|           No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes |_|           No |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|           No |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

      1. Press release dated January 12, 2004 announcing the appointment of two new senior executives, Warren Baker as Chief Operating Officer and Joe Kozikowski as Chief Medical Officer.

      2. Press release dated January 26, 2004 announcing the appointment of Biosector 2 worldwide as ART's Communications Agency.

      Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ART ADVANCED RESEARCH
                                           TECHNOLOGIES INC.
                                           (Registrant)


                                           By: /s/ Sebastien Gignac
                                              -------------------------------
                                              Name:  Sebastien Gignac
                                              Title: Corporate  Secretary and
                                                     General Counsel

Dated: January 29, 2004

[LOGO] ART

News release
For immediate publication

           ART STRENGTHENS SENIOR EXECUTIVE TEAM BY APPOINTING WARREN
          BAKER AS CHIEF OPERATING OFFICER AND DR. JOSEPH KOZIKOWSKI AS
                              CHIEF MEDICAL OFFICER

Montreal, Canada, January 12, 2004 -- ART Advanced Research Technologies Inc.
(ART), a leading developer of bio-optical imaging technologies, is pleased to announce the appointment of Mr. Warren Baker as Chief Operating Officer and Dr. Joseph Kozikowski as Chief Medical Officer of ART (subject to regulatory approval).

"I am very excited that ART can count, on its executive team, two very qualified and high-calibre individuals with extensive experience and knowledge of the US, European and Canadian bio-medical sectors", commented Ms. Micheline Bouchard, President & CEO of ART. "They will work closely with me to ensure that the path towards regulatory approval and commercialization of ART's optical imaging products will be successful and that ART's goal of being recognized as a world-leader in bio-optical imaging markets will be achieved", added Ms. Bouchard. "In particular, I look forward to the contribution Mr. Baker will make
- in light of his significant managerial experience in medical device, diagnostics and information technology - in helping me build ART for long-term growth and profitability by bringing to market high-quality products in the most cost-effective way", stated Ms. Bouchard. "I also look forward to Dr. Kozikowski's leadership of the SoftScan(R) clinical development program and to his overall responsibility for the regulatory, pricing and reimbursement strategy on which the commercialization of our optical breast imaging device is predicated; he is eminently qualified for the task, having designed numerous clinical research programs, product commercialization plans and clinical trials to support successful FDA submissions", concluded Ms. Bouchard.

In addition to Ms. Bouchard, Mr. Baker and Dr. Kozikowski, ART's senior executive team includes Mr. Jacques Bedard, Chief Financial Officer, Pierre Couture, Vice President, Sales & Marketing and Sebastien Gignac, Corporate Secretary & General Counsel.

About Warren Baker

During the course of his career, Mr. Baker has held several management and executive positions with major companies or global leaders in various fields of the medical and information technology sectors, such as Hewlett Packard, Pacific Northwest Networks and Electromed Imaging. Specifically he spent eight (8) years as Worldwide Marketing Manager for Hewlett-Packards Diagnostic Cardiology Business, six (6) years as President and co-founder of Pacific Northwest Networks and was, until

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                                      -3-


recently, President and CEO of Electromed Imaging, a global leader in Cardiac Image Information Management Systems (CIIMS).

While in his role as Worldwide Marketing Manager with HP's Diagnostic Cardiology Business he managed the global market development for all of HP's diagnostic cardiology products. He was responsible for the development of strategic product plans and distribution to meet the needs of the global Cardiology market. As President of Pacific Northwest Networks Inc., Mr. Baker grew the company into the premier solution developer for global Corporations needing to manage and secure enterprise production environments. Pacific Northwest Networks Inc. worked with Fortune 100 corporations as well as state and local governments, assisting them in maximizing the efficiency of their enterprise computing environments.

About Joseph Kozikowski, M.D.

Dr. Kozikowski has over 20 years of successful clinical and industry experience in medical devices, diagnostics, and biopharmaceuticals. He has designed and led development and approval programs from the preclinical stage through commercialization for a wide range of new products from every major medical specialty. Representative clients include Johnson & Johnson, Biogen, Millennium, Mallinckrodt, and Baxter.

He has crafted and implemented highly efficient, turnkey projects that integrate and deliver well-negotiated Rx and OTC FDA approvals, tightly-executed preclinical and clinical studies, and adoption-driving peer-reviewed publications. He has designed and directed Phase I through IV clinical and outcome studies, and has been responsible for all related functions of protocol development, IRB submission and approval, investigator recruiting, trial site auditing and management, data management and biostatistics, and report and publication authorship. He has written and supported numerous U.S. and international regulatory submissions, and represented his client companies at meetings with U.S. and European regulatory authorities and advisory panels. His biomedical research has resulted in more than 20 clinical and scientific publications.

Dr. Kozikowski studied finance at The Harvard University Graduate School of Business Administration, and regulatory law at the Food and Drug Law Institute in Washington, D.C. He was Principal Investigator at The Massachusetts General Hospital of a NIH SBIR grant, and he holds active medical licensure in medicine and surgery. He was a Tau Beta Pi National Engineering Fellow and graduate of The Johns Hopkins University School of Medicine, where he was awarded NIH, USPHS, and other grants for new medical products. He graduated summa cum laude from Villanova University, where he completed undergraduate and graduate coursework in electrical engineering and physics, received national awards for biomedical innovation, and was named the nation's top biomedical engineering undergraduate by the Alliance for Engineering in Medicine and Biology.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is eXplore OptixTM, a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore OPtixTM is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device designed to detect and characterize breast cancer lesions, and that is intended to be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

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                                      -3-


For more information
ART Advanced Research Technologies Inc.
Sebastien Gignac (sgignac@art.ca)
Vice President, Corporate Affairs, Secretary & General Counsel
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989

[LOGO] ART

News release
For immediate publication

     ART ADVANCED RESEARCH TECHNOLOGIES INC. APPOINTS BIOSECTOR 2 WORLDWIDE
                              COMMUNICATIONS AGENCY

Montreal, Canada, January 26, 2004 - ART Advanced Research Technologies Inc.
(ART) (TSX: ARA) is pleased to announce the engagement of Biosector 2, an integrated healthcare communications agency, to lead ART's worldwide public and investor relations programs in 2004.

Biosector 2 will draw on its financial communication expertise to present ART to the financial media and investor communities worldwide. Working closely with ART's management team, Biosector 2 will implement a comprehensive communications program that addresses the international media and investment communities. The account will be led out of Biosector 2's New York office, and will include investor and media relations specialists from the Biosector 2 London office and the Biosector 2 network of partners throughout Europe.

"With the rapid progress ART is making with both eXplore Optics and SoftScan, we need a leading international financial communications agency to help tell our story to a broader audience. As a sister company of the Chandler Chicco Agency which was ranked number one Healthcare Agency of the Year by the Holmes Report in the last two years, we have great confidence Biosector 2 will play this role effectively," said Micheline Bouchard, President and CEO of ART. "Indeed, Biosector 2's strength in financial communications and focus on smaller, specialized pharmaceutical and device companies made it the best fit to help ART reach our communications objectives", concluded Micheline Bouchard.

"We view ART as an innovative company with tremendous potential," said Robert Chandler, Chandler Chicco Agency and Biosector 2 principal. "We are very excited to begin working with ART's dynamic, and newly expanded, management team to help them become recognized as a leader in optical molecular imaging."

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is eXplore OptixTM, a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore OPtixTM is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device designed to detect and characterize breast cancer lesions, and that is intended to be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

About Biosector 2

A sister company of the Chandler Chicco Agency (CCA), a leading healthcare public relations firm focused primarily on the pharmaceutical arena and ranked number one Healthcare Agency of the Year by the Holmes Report for the past two years, Biosector 2 focuses on the range of companies working in specialty pharmaceuticals, biotechnology, drug discovery, medical devices, drug delivery and healthcare services. The agency offers counseling in areas such as corporate, financial and brand communications, investor relations, crisis and issues management, public policy, marketing and regulatory affairs.

For more information:

ART Advanced Research Technologies Inc.
Jacques Bedard (jbedard@art.ca), Chief Financial Officer
Sebastien Gignac (sgignac@art.ca) Corporate Secretary & General Counsel
(514) 832-0777

Biosector 2
Lauren Tortorete
ltortorete@biosector2.com
(212) 845-5609

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